SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NOTICE OF AN ANNUAL GENERAL MEETING OF
RYANAIR HOLDINGS PLC

NOTICE is hereby given that the Fourteenth Annual General Meeting of the Company will be held at The Radisson Hotel, Dublin Airport, Co. Dublin, Ireland on September 22, 2010 at 10.00 a.m. for the following purposes:

Ordinary Business

1. To receive and consider the accounts for the year ended March 31, 2010 and the reports of the Directors and Auditors thereon.

2. To declare a special dividend of 33.69 cent per Ordinary Share to be paid on October 1, 2010.

3. To re-elect the following Director who retires in accordance with the Company's Articles of Association, and being eligible, offers himself for re-election:

(a) Klaus Kirchberger

To elect the following additional Directors who are recommended by the Board of Directors and were appointed by the Board of Directors at the meeting of the Board held on May 28, 2010, and, being eligible, offer themselves for re-election:

(b) Charles McCreevy
(c) Declan McKeon

4. To authorise the Directors to fix the remuneration of the Auditors.

Special Business

To consider and, if thought fit, pass the following Resolutions as an Ordinary Resolution:

5.             "That the Directors be and they are hereby generally and unconditionally authorised in substitution for all existing authorities to exercise all powers of the Company to allot and issue all relevant securities (as defined by Section 20 of the Companies (Amendment) Act, 1983 (the "1983 Act") up to an aggregate nominal amount equal to the authorised but unissued share capital of the Company at the conclusion of this meeting, and the authority hereby conferred shall expire at the close of business on September 21, 2015 unless previously renewed, varied or revoked by the Company in general meeting provided however, that the Company may make an offer or agreement before the expiry of this authority, which would or might require any such securities to be allotted or issued after this authority has expired, and the Directors may allot and issue any such securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired."

6. To consider and, if thought fit, to pass the following Resolution as a Special Resolution:-

"That, subject to the passing of Resolution 5, the Directors be and they are hereby empowered pursuant to Section 23 and Section 24(1) of the 1983 Act to allot equity securities within the meaning of the said Section 23 for cash pursuant to the authority conferred on the Directors under Section 20 of the 1983 Act by Resolution 5 above as if Section 23(1) of the 1983 Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities (including in the case of sub-paragraphs (a), (b) and (c) below, any shares purchased by the Company pursuant to the provisions of Part XI of the Companies Act, 1990 and held as treasury shares (as defined therein)):

(a) on the exercise of any option granted pursuant to the Ryanair Holdings plc Share Option Plans of 2000 & 2003;

(b)           in connection with a rights issue where the equity securities are offered to shareholders proportionately to the respective numbers of shares held by such shareholders but subject to such exclusions as the Directors may deem fit to deal with fractional entitlements or legal and practical problems arising in or in respect of any overseas territory; and

(c) otherwise than in pursuance of (a) or (b) above, up to an aggregate nominal value of the greater of €533,400 or 5% of the issued share capital of the Company,

and shall unless previously renewed, revoked or varied by special resolution of the Company in general meeting, expire 15 months from the passing of this Resolution or, if earlier, on the close of business on the day following the next Annual General Meeting of the Company after the passing of this resolution, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry, and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired."

7. To consider and if thought fit pass the following Resolution as a Special Resolution:-

"That the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and they are hereby generally authorised to make market purchases (as defined by section 212 of the Companies Act, 1990) of the Company's Ordinary Shares on such terms and conditions and in such manner as the Directors or, as the case may be, the Directors of such subsidiary, may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and the following restrictions and provisions:

7.1 The maximum aggregate number of Ordinary Shares authorised to be acquired pursuant to this resolution shall not exceed 74.2m Ordinary Shares;

7.2 The minimum price which may be paid for any such share shall be an amount equal to the nominal value thereof;

7.3 The maximum price which may be paid for any such share shall be an amount equal to the higher of:

7.3.1 an amount equal to 105% of the average of the Relevant Price for such shares for the five business days before the purchase of the shares; and

7.3.2 that stipulated by Article 5(1) of the Commission Regulation (EC) of December 22, 2003 (No. 2273/2003);

7.4   For the purpose of 7.3.1, "Relevant Price" means, in respect of any business day on which there shall be a dealing on the Irish Stock Exchange (or any successor thereto) in respect of such shares, the last price of such share as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto) and, in respect of any business day on which there shall be no such dealing, the price which is equal to (x) the mid-point between the high and low market guide prices in respect of such shares for such business day as published in the Irish Stock Exchange Daily Official List (or any successor publication thereto), or (y) the market guide price published if there shall be only one such market guide price published, PROVIDED THAT if there shall not be any market guide price published for any particular day then that day shall not count as one of the said five business days for the purpose of determining the maximum price.  If the means of providing the foregoing information as to dealings and prices, by reference to which the maximum price is to be determined, is altered or is replaced by some other means, then the maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on the Irish Stock Exchange or its equivalent.

7.5   Such authority shall expire at the close of business on the earlier of the date of the next Annual General Meeting of the Company or 15 months from the date of the passing of this Resolution, unless previously varied, revoked or renewed in accordance with the provisions of Section 215 of the 1990 Act.  The Company or any subsidiary may before such expiry enter into a contract for the purchase of Ordinary Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired.

8. To consider, and if thought fit, pass the following Resolution as a Special Resolution:-

"That the Articles of Association of the Company be and are hereby amended by:-

(a) the insertion of the following text at the end of the definition of "the Acts" in Article 1(b):

"and the Shareholders' Rights (Directive 2007/36/EC) Regulations 2009.".

(b) the insertion of the following text at the end of the definition of "Electronic Communication" in Article 1(b):

"and "electronic" and "electronically" shall be construed accordingly.".

(c) the deletion of Article 53(a) and the insertion in its place of the following new Article 53(a):

"Subject to the provisions of the Acts allowing a general meeting to be called by shorter or longer notice, an annual general meeting and an extraordinary general meeting shall be called by at least twenty-one Clear Days' notice."

(d) the insertion of the following new text as new Article 53(f):

"Any request by a Member to table a draft resolution under section 133B(1)(b) of the 1963 Act in respect of an extraordinary general meeting shall be received by the Company in hardcopy form or in electronic form at the address or addresses specified by the Company for that purpose at least fourteen days before the extraordinary general meeting to which it relates."

(e) the insertion of the following new sentence at the end of Article 59:

"Voting may also be undertaken by way of such electronic devices as are for the time being and from time to time approved by the Directors in their absolute discretion and Articles 62-66 shall be interpreted accordingly."

(f) the deletion of Articles 62(a), 70, 72A, 74 and 90 and the insertion in their place of the following new Articles 62(a), 70, 72A, 74 and 90:

62(a) Save as provided in paragraph (b) of this Article and subject to compliance with the requirements of the Acts, a poll shall be taken in such manner (including by the use of a ballot, electronic devices, voting papers or tickets) as the chairman in his discretion may direct and he may appoint scrutineers (who need not be Members) and fix a time and place for declaring the result of the poll.  The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

70 Appointment of proxy

          Every Member entitled to attend and vote at a general meeting may appoint a proxy (or, where Shares are held in different securities accounts more than one proxy, but so that the number of proxies appointed shall not exceed the number of securities accounts in which Shares are held by that Member) to attend, speak and vote on his behalf.  A Member acting as an intermediary on behalf of a client may grant a proxy to each of his clients, or to any third party designated by a client.  The appointment of a proxy shall be in writing in any usual form or in any other form (including in electronic form) which the Directors may approve and shall be executed by or on behalf of the appointer (or otherwise authenticated in such manner or form as the Directors may approve).  Any signature on such appointment of a proxy need not be witnessed.  A body corporate may execute a form of proxy under its common seal or under the hand of a duly authorised officer thereof.  A proxy need not be a Member.  No appointment of a proxy shall be valid after twelve months have elapsed from the date named in it as the date of its execution.

72A  Electronic proxy

Notwithstanding anything contained elsewhere in these Articles, in relation to any Shares, the Directors may from time to time permit appointments of proxies to be made by electronic means (including without limitation by means of Electronic Communication generated and sent by Members to the Company via a website for this purpose using identification numbers communicated by or on behalf of the Company to each Member) in such manner or form and subject to such terms, conditions or restrictions as the Directors may, subject to and in accordance with the Acts, determine or approve from time to time in their absolute discretion.  Subject as aforesaid, the Company and its Directors, Secretary or officers shall not be compelled to accept or receive any instrument appointing a proxy in accordance with this Article 72A until such time as the Directors shall have advised (pursuant to any terms and conditions of Electronic Communication or otherwise) the Members in writing of the manner, form and restrictions (if any) by which such appointment may be made. The Directors may prescribe the method of determining the time at which any such appointment of a proxy is to be treated as received by the Company.  The Directors may treat any such appointment which purports to be or is expressed to be sent on behalf of a Member as sufficient evidence of the authority of the person sending that instruction to send it on behalf of that Member.

For the purposes of Articles 72 and 72A, delivery of the appointment of proxy by the Member shall be to such number (including identification number) or address (including any number or address used for the purpose of communication by way of electronic mail or other Electronic Communication) or by such other means as is notified by the Directors to the Members whether by way of note to the notice convening the meeting or otherwise.

74 Effect of revocation of a proxy or of an authorisation

          A vote given or poll demanded in accordance with the terms of an appointment of a proxy or a resolution authorising a representative to act on behalf of a body corporate shall be valid notwithstanding the death or insanity of the principal or the revocation of the appointment of a proxy or of the authority under which the appointment of a proxy was executed or otherwise authenticated in a manner approved by the Directors (as the case may be) or of the resolution authorising the representative to act or transfer the Share in respect of which the appointment of a proxy or the authorisation of the representative to act was given, provided that (a) no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Office or at such other address as may be specified in the notice of meeting or in the notes thereto at least one hour or such longer period as may be specified by the Directors and so notified in the notice of meeting or in the notes thereto as aforesaid before the commencement of the meeting or adjourned meeting at which the appointment of a proxy is used or at which the representative acts and (b) in the case of any such intimation being given in electronic form, no such intimation shall have been received by the Company at least 24 hours before the commencement of the meeting, or such longer period as may be specified by the Directors and so notified in the notice of meeting or in the notes thereto as aforesaid before the commencement of the meeting or adjourned meeting at which the appointment of a proxy is used or at which the representative acts.

The Directors may send, at the expense of the Company, by post, by electronic means or otherwise, to the Members appointments of a proxy (with or without stamped envelopes for their return) for use at any general meeting or at any class meeting, either in blank or nominating any one or more of the Directors or any other persons in the alternative.  If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the Members entitled to be sent a notice of the meeting and to vote thereat by proxy.  The accidental omission to issue the appointments of proxy herein referred to, or the non-receipt of any such invitation by, any Member entitled to receive such invitation shall not invalidate the proceedings at any such meeting.

90 Eligibility for appointment

(a)     No person other than a Director retiring by rotation shall be appointed a Director at any annual general meeting unless he is recommended by the Directors or unless a draft resolution for the appointment of such person (accompanied by the particulars which would be required, if he were to be so appointed, to be included in the Company's register of Directors together with a notice executed by that person of his willingness to be appointed) shall have been proposed by a Member entitled to vote at the meeting and received by the Company in hardcopy form or in electronic form at least forty-two days before the meeting to which it relates, and passed at that meeting in compliance with the Acts and these Articles.

(b)     In the case of a general meeting other than an annual general meeting, no person other than a Director retiring as aforesaid or a person recommended by the Directors shall be appointed unless a draft resolution for the appointment of such person (accompanied by the particulars which would be required, if he were to be so appointed, to be included in the Company's register of Directors together with a notice executed by that person of his willingness to be appointed) shall have been proposed by a Member entitled to vote at the meeting and received by the Company in hardcopy form or in electronic form not less than seven nor more than forty-two Clear Days before the meeting to which it relates, and passed at that meeting in compliance with the Acts and these Articles.

(c) No Director shall be required to retire on account of age."

By the Order of the Board

Juliusz Komorek
Secretary

Registered Office:
Ryanair Corporate Headquarters,
Dublin Airport,
County Dublin,
Ireland.

NOTES

1.     Only persons registered in the Register of Members of the Company (or their duly appointed proxies or representatives), at 10.00 a.m. on Monday September 20, 2010 or, if the Annual General Meeting is adjourned, 48 hours (occurring on working days only) before the time appointed for the adjournment (the "record date"), shall be entitled to attend, speak, ask questions and vote at the Annual General Meeting in respect of the number of shares registered in their name at the record date. Changes to the Register after the record date shall be disregarded in determining the right of any person to attend and/or vote at the Annual General Meeting or any adjournment thereof.

2.     Any member of the Company attending the Annual General Meeting has the right to ask questions related to items on the agenda of the Annual General Meeting and to have these questions answered by the Company subject to any reasonable measures the Company may take to ensure the proper identification of the member and provided:

a. answering the question does not unduly interfere with preparation for the Annual General Meeting or the confidentiality and business interests of the Company; or

b. the question has not already been answered on the company's website in a questions and answers format; or

c. the Chairman of the Annual General Meeting is satisfied that answering the question will not interfere with the good order of the Annual General Meeting.

3.     A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy as an alternate to attend, speak and vote instead of him/her and may appoint more than one proxy to attend on the same occasion in respect of shares held in different securities accounts. A proxy need not be a member of the Company. The deposit of an instrument of proxy will not preclude a member from attending and voting in person at the Meeting or at any adjournment thereof.

4.     A form of proxy is enclosed with this Notice. To be effective, the form of proxy duly completed and signed together with any authority under which it is executed or a copy of such authority certified notarially must be deposited at the offices of the Company's Registrar, Capita Registrars (Ireland) Limited, Unit 5 Manor Street Business Park, Dublin 7, Ireland, or by post to P.O. Box 7117, Dublin 2, Ireland, in either case not less than 48 hours before the time appointed for the Annual General Meeting or any adjournment thereof.

5.     In addition to note 4 above and subject to the Articles of Association of the Company and provided it is received not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof the appointment of a proxy form may also:

a. be submitted by fax to +353 (1) 8102422, provided it is received in legible form; or

b.      be submitted electronically, via the internet by accessing the Company's Registrar's website  www.capitaregistrars.ie, selecting <Log on to Shareholder Services> from the Online Services Menu, and following the instructions thereon; or

c.       be submitted through CREST in the case of CREST members, CREST sponsored members or CREST members who have appointed voting service providers. Submissions through CREST must be completed in accordance with the procedures specified in the CREST Manual and received by the Registrar under CREST Participant ID 7RA08.

6.     The Form of Proxy for corporations must be executed under its common seal, signed on its behalf by a duly authorized officer or attorney and submitted in accordance with either note 4 or note 5 above.

7.     Any member(s), holding at least 3% of the Company's issued share capital, representing at least 3% of the voting rights, may put an item on the agenda of an Annual General Meeting provided that such item is accompanied by reasons justifying its inclusion or the full text of any draft resolution proposed to be adopted at the Annual General Meeting.  A request by a member to put an item on the agenda or to table a draft resolution at an Annual General Meeting shall be received by the company in hardcopy form or in electronic form at least 42 days before the Annual General Meeting to which it relates.  Member(s) holding at least 3% of the Company's issued share capital, representing at least 3% of the voting rights, may also table a draft resolution for an item on the agenda of a general meeting.

8.     Where shares are jointly held, the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other registered holder(s) of the share(s) and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

9. Where a poll is taken at an Annual General Meeting any shareholder, present or by proxy, holding more than one share is not obliged to cast all his/her votes in the same way.

10.   Copies of the Directors' service contracts with the Company are available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays, Sundays and public holidays excluded) from the date of this Notice until the conclusion of the Annual General Meeting and at the place of the Annual General Meeting for at least 15 minutes prior to and during the Annual General Meeting.

11.   Information regarding the Annual General Meeting including a copy of this Notice, details of the total number of shares and voting rights at the date of this Notice, and copies of documentation relating to the 2010 Annual General Meeting, including proxy forms and draft resolutions, are available on Ryanair's website, www.ryanair.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 06 September 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary